INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin  53233

January 31, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust”) File No. 333-122901
on behalf of the AAM/Bahl & Gaynor Income Growth Fund and AAM Select Income Fund

The Trust is filing Post-Effective Amendment No. 827 to its Registration Statement under Rule 485(a) for the purpose of registering and offering Class T shares for each of the AAM/Bahl & Gaynor Income Growth Fund and AAM Select Income Fund, making clarifying changes to the AAM/Bahl & Gaynor Income Growth Fund’s investment objective and making other non-material changes. A marked version of the Prospectus and Statement of Additional Information reflecting these changes are included in this filing for your review.

Except for the material revisions noted above, the disclosure in the Registration Statement is the same as the disclosure in the currently effective Registration Statement previously reviewed by the Commission. Therefore, pursuant to Investment Company Act Release No. 13768, the Trust respectfully requests selective review of only those portions of the filing relating to the addition of Class T shares.

Please direct your comments to the undersigned at (626) 385-5777.  Thank you.

Sincerely,

Diane J. Drake
Investment Managers Series Trust
Secretary